Harvest Energy Trust – News Release
(HTE.UN – TSX; HTE - NYSE)

HARVEST ENERGY TRUST ANNOUNCES CLOSING OF EQUITY FINANCING

Calgary, August 17, 2006 (TSX: HTE.UN, NYSE: HTE) – Harvest Energy Trust ( “Harvest” ) has closed its previously announced equity financing. Upon closing, a total of 7,026,500 trust units (the “Trust Units” ) were issued at a price of Cdn$32.75 per Trust Unit for gross proceeds of Cdn$230,117,875, which includes the full exercise by the underwriters of their over-allotment option to purchase an additional 916,500 Trust Units.

The financing was underwritten by a syndicate led by CIBC World Markets Inc., and including TD Securities Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc., HSBC Securities (Canada) Inc., Tristone Capital Inc., Canaccord Capital Corporation and FirstEnergy Capital Corp.

The net proceeds from this financing will be used to repay outstanding bank indebtedness including a portion of the indebtedness incurred to fund the acquisition of Birchill Energy Limited, a private Western Canadian oil and natural gas producer with current production of approximately 6,300 barrels of oil equivalent per day (boe/d).

The Units have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Harvest is one of Canada’s largest energy royalty trusts. We are focused on identifying opportunities within the oil and natural gas sector to create and deliver value to unitholders through monthly distributions and unit price appreciation. With an active acquisition program and the technical approach taken to maximizing our assets, we strive to grow Cash Flow per unit. Harvest offers unitholders a sustainable trust with a reserve life index of 9.5 years, and current production weighted approximately 70% to crude oil and liquids and 30% to natural gas. Harvest trust units are traded on the Toronto Stock Exchange ( “TSX” ) under the symbol “HTE.UN” and on the New York Stock Exchange ( “NYSE” ) under the symbol “HTE” .

Investor & Media Contacts:

John Zahary President & CEO	Robert Fotheringham Vice President, Finance & CFO
Cindy Gray Manager, Investor Relations

Corporate Head Office:
Harvest Energy Trust
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4

Phone: (403) 265-1178
Toll Free: (866) 666-1178
Fax: (403) 265-3490
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca